Adaptive Insights, Inc.

3350 W. Bayshore Road, Suite 200

Palo Alto, CA 94303

(650) 528-7500

September 14, 2018

VIA EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jan Woo
Michael Foland
Kathleen Collins
Frank Knapp

Re:	Adaptive Insights, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-224996

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Adaptive Insights, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-224996), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on May 17, 2018 and was amended on May 29, 2018 and June 1, 2018. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

The Company is applying for withdrawal of the Registration Statement because the Company has merged with Workday, Inc. (“Workday”) and has become a wholly owned subsidiary of Workday, effective August 1, 2018. The Company requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Calise Cheng of Cooley LLP, via email at ccheng@cooley.com or via facsimile at (650) 849-7400. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

U.S. Securities and Exchange Commission

September 14, 2018

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Eric Jensen of Cooley LLP at (650) 843 5049 or Jon Avina of Cooley LLP at (650) 843 5307 or Calise Cheng of Cooley LLP at (650) 843 5172. Thank you for your assistance.

Very truly yours, Adaptive Insights, Inc.

/s/ Melanie Vinson
Name: Melanie Vinson
Title: General Counsel

cc:	Eric C. Jensen, Cooley LLP

Jon C. Avina, Cooley LLP

Calise Cheng, Cooley LLP

Gordon K. Davidson, Fenwick & West LLP

James D. Evans, Fenwick & West LLP